United States securities and exchange commission logo





                           May 28, 2024

       David I. Rainer
       Chief Executive Officer
       Southern California Bancorp
       12265 El Camino Real, Suite 210
       San Diego, California 92130

                                                        Re: Southern California
Bancorp
                                                            Registration
Statement on Form S-4
                                                            Filed May 15, 2024
                                                            File No. 333-279436

       Dear David I. Rainer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance